                                         September 9, 2014

VIA EDGAR

Re:	Performance Food Group Company Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Performance Food Group Company (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed initial public offering of the Company’s common stock.

The filing fee in the amount of $12,880 was deposited by wire transfer of same-day funds to the Commission’s account at US Bank on September 4, 2014.

Please do not hesitate to contact me at (212) 455-2255 or Xavier Kowalski at (212) 455-3804 of this firm with any questions you may have regarding this filing.

Very truly yours,

/s/ Igor Fert

Igor Fert